1(404) 815-2227
reypascual@paulhastings.com

August 26, 2011	76551.00006

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:

Greenway Medical Technologies, Inc.

Registration Statement on Form S-1

Filed July 15, 2011

File No. 333-175619

Dear Mr. Dobbie:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Greenway Medical Technologies, Inc. (the “Company”), is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2011 (the “Registration Statement”).

Amendment No. 1 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated August 11, 2011 with respect to the Registration Statement. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and four marked copies of Amendment No. 1 (against the Registration Statement as filed on July 15, 2011). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1 unless otherwise indicated. These responses are made on behalf of the Company.

Staff Comments and Company Responses

General

1.

Prior to printing and distribution of the preliminary prospectus, please provide us mockups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company confirms that, prior to the printing and distribution of the preliminary prospectus, it will provide the Staff with mockups of any additional pictures or graphics that it intends to use on the inside cover pages of the prospectus, either via amendment to the Registration Statement or supplementaly.

U.S. Securities and Exchange Commission

August 26, 2011

Table of Contents, page i

2.

Where you have included industry or market data in the prospectus, please either identify the sources or attribute the information to your own company, based on your own research.

In response to the Staff’s request, enclosed as Part A of the supplemental binder provided with this letter (the “Supplemental Binder”), are copies of the reports citing the market data the Company has provided throughout its prospectus, marked to identify the specific information cited in the prospectus. The Company has included in the Supplemental Binder a detailed source chart indicating the relevant pages of market data that support the data and statements included in Amendment No. 1 and indicating the relevant pages of Amendment No. 1 on which such data has been used. The prospectus identifies sources where appropriate.

3.

Please explain why you believe that none of the third-party data included in the prospectus constitutes the report or opinion of an expert or counsel and therefore requires a consent pursuant to Rule 436. In your analysis, please address whether any of this information was prepared for you or paid for by you (other than for a nominal fee). Otherwise, please name the parties and file consents.

The Company advises the Staff that all of the third-party data discussed in the Registration Statement is available to the public without charge (other than for a nominal fee in some cases). Other than with respect to certain case studies conducted by third parties, the market or industry data cited in the Registration Statement was not commissioned for the Company. The Company advises the Staff that the third party case studies referred to on pages 4 and 51 of Amendment No. 1 were conducted at the Company’s request and were funded by the Company. However, the conclusions drawn regarding the potential return on investment of the Company’s products are solely those of the Company and not the third parties conducting the studies. In reaching these conclusions, the Company has relied upon the case studies, but is not attributing these conclusions to any third party.

Prospectus Summary, page 1

Overview

4.

For some of your statements, please revise to state them as your belief. By way of example, the below statements appear subjective. In the alternative, please substantiate these statements to us. Examples include:

•

“support efficient workflows throughout each patient encounter, reduce clinical and administrative errors,” at page 1;

•

“The ambulatory EHR market has historically been underpenetrated and installed systems have been underutilized,” at page 1;

•

“Adoption of these technologies has been low for several reasons including providers’ resistance . . . and concerns that creating and managing electronic records may disrupt . . . workflows, at page 1;

U.S. Securities and Exchange Commission

August 26, 2011

•

“Ambulatory providers in the United States are expected to face increasing patient visits and financial and operating challenges,” at page 2 under “Industry Overview;”

•

“Technology solutions are a critical component of ambulatory providers’ ability to respond and succeed in this environment,” at page 2 under “Industry Overview;”

•

“Its intuitive design . . .” at page 3 under “Our Solutions;”

•

“Our technology enables the seamless creation and addition of new innovations and functionality designed to respond to emerging trends . . .” at page 49 under “Our Solutions;”

•

“innovative ambulatory care technology,” at page 53 under “Our Products and Services;” and

•

“healthier, more satisfied patients,” at page 53 under “Our Products and Services.”

Similarly revise under “Business,” at page 45.

The Company has reviewed and revised the disclosure in the “Prospectus Summary” and “Business” sections to address the above comment. In particular, the Company has revised the statements included in the bullet points listed above or provided the source for the statements and/or for management’s belief as identified in Part B of the Supplemental Binder.

5.

Please explain what you mean by “ambulatory healthcare providers” in the first sentence of the first paragraph. At the end of the first paragraph, please briefly define how you calculate 33,000 providers.

The Company’s definition of the term “ambulatory healthcare providers” includes physicians, nurses, nurse practitioners, physician assistants, and other clinical staff, who use the Company’s solutions and services to deliver care to and manage the clinical information of patients in ambulatory settings. The Company calculates the number of providers through its Greenway Service Manager, which is an internal compilation of databases of installed customer sites. The Greenway Service Manager allows the Company to track various significant data points regarding the users of its products.

6.

In the third paragraph on page 2, please also provide your net income for the periods discussed. Similarly revise at page 45, under “Business.”

In response to the Staff’s comment, the Company has revised the disclosure to now provide revenue and operating income information. Please refer to page 2 and page 48 of Amendment No. 1.

7.

In the same paragraph, please remove the references to compound annual growth rates, as these appear to represent two discrete snapshots in time but do not show trends or events during the intervening period covered. Similarly revise at page 5, at pages 45 and 51 under “Business,” and throughout.

In response to the Staff’s comment, the Company has deleted references to compound annual growth rates throughout the Registration Statement.

U.S. Securities and Exchange Commission

August 26, 2011

Our Solutions, page 3

8.

Please remove references to your competitors. In the alternative, please provide us with your basis that your services differentiate you from your competitors. Similarly revise under “Business,” at page 51 and throughout.

In response to the Staff’s comment, the Company has deleted certain references to its competitors in the “Prospectus Summary-Our Solutions” section beginning on page 3 of Amendment No. 1 and in the “Business-Our Solutions” section beginning on page 50 of Amendment No. 1. The Company has not removed all references to competitors in these sections, but has revised the disclosure to more specifically identify how the Company’s services differ from its competitors. The Company believes the information regarding the Company’s competitors included in these sections is useful to investors in evaluating the Company’s products and services relative to the market it serves.

Risk Factors, page 11

General

9.

Please add risk factor disclosure regarding any restrictions, covenants or limits in credit facility or advise us why you do not think that is necessary.

In response to the Staff’s comment, the Company has added the requested disclosure. Please refer to page 18 of Amendment No. 1.

We may be liable for use of content we provide, page 12

10.

Please further explain the content that is provided, so that investors can assess the risk. For instance, is the content summaries of diseases or illnesses or does it direct a doctor how to treat a patient based on the symptoms presented?

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 12 of Amendment No. 1.

Demand by smaller providers, page 18

11.

Please briefly explain the difference between subscription-based and perpetual licensing arrangements and how each affects your bottom line so that investors can assess the risk.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of Amendment No. 1 to expand on this distinction.

Your ability to influence corporate matters may be limited, page 22

12.

Please revise the notes to your audited financial statements to indicate the percentage ownership interest that these parties will hold following completion of the offering and disclose their ability to exercise significant influence or control over the company’s operations. Refer to the requirements of ASC 850-10- 50-1.

U.S. Securities and Exchange Commission

August 26, 2011

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page F-16 of Amendment No. 1.

Use of Proceeds, page 25

13.

We note your reference regarding potential use of proceeds for acquisitions. Please disclose any current plans or balance the disclosure to indicate that you have no current plans or advise. Refer to Instruction 6 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the staff that it is currently in the process of negotiating an immaterial acquisition for which, if consummated, the Company will use cash on hand (and not proceeds from the offering) to fund the purchase price. The Company currently expects the transaction will close on or about September 30, 2011, though there is no guarantee the transaction will be consummated. Pursuant to an amendment to the Registration Statement and prior to distribution of the preliminary prospectus, the Company will update the discussion regarding the use of proceeds for acquisitions if applicable.

14.

We note that you do not specifically allocate any of the proceeds to any of the working capital and general corporate purposes listed under (b). To the extent a material portion of the proceeds will be allocated to these working capital and general corporate purposes, please revise to state the approximate amount intend to be used for each purpose. If you are unable to do so, please so state and discuss the principal reasons for the offering.

The Company respectfully advises the Staff, that while the Company currently intends to use the net proceeds for working capital and general corporate purposes, including financing its growth, developing new technology solutions and services, and funding capital expenditures, acquisitions and investments, it has not specifically allocated any of the net proceeds among those uses. Accordingly, the Company has not revised the disclosure under “Use of Proceeds” to state the approximate amount to be used for each purpose because it believes doing so would imply a level of precision that does not exist or may change.

Capitalization, page 27

15.

We note your capitalization table shows “as adjusted” information, giving effect to the conversion of all preferred shares into common stock simultaneous with the closing of the offering. Please revise to include the calculation of the number of shares of common stock that will be issued in connection with the conversion, if it is not readily determinable based upon the information provided.

In response to the Staff’s comment, the Company has and will revise or clarify the disclosure. Please refer to page 28 of Amendment No. 1. Please note, however, that this information cannot be completed until the Company knows the price range and later the offering price per share as well as stockholder elections with respect to preferred stock payments in cash or stock.

U.S. Securities and Exchange Commission

August 26, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

16.

Please expand to discuss the impact of the Patient Protection and Affordable Care Act on future operations or advise.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 34 of Amendment No. 1.

Liquidity and Capital Resources, page 39

17.

Please briefly expand to discuss the material terms of your credit facility, such as naming the lender, the amount available and outstanding, the interest rate, and restrictions or covenants, for instance.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 41 of Amendment No. 1.

Critical Accounting Policies, page 41

18.

We note your section on critical accounting policies. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time, and overall, provide greater insight into the quality and variability of information regarding the company’s financial condition and operating performance.

For example, you indicate in your revenue recognition critical accounting policy that software and hardware revenue is recognized upon shipment when the criteria in ASC 985-605-25-3 are met. However, no discussion has been provided with respect to the judgments involved in determining how each of the criteria are met or applied in order for revenue to be recognized. In this regard, please expand your revenue recognition critical accounting policy to provide further insight as to the significant assumptions made and/or judgments use by management in recognizing revenue under ASC 985-605 and ASC 605-25.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 43 of Amendment No. 1.

Share-Based Compensation, page 43

19.

To the extent that the expected pricing of the Company’s common shares in its planned initial public offering exceeds the estimated fair value of the Company’s common shares as indicated by the valuations prepared by management, please revise MD&A to include a discussion of each

U.S. Securities and Exchange Commission

August 26, 2011

significant factor that contributed to the difference between the fair value of the Company’s common shares during the periods presented and the expected public offering price.

In response to the Staff’s comment, the Company expects that pricing of common shares in its planned offering will exceed the fair value of its common shares as a private company as determined to date. Once the Company has an estimate of expected pricing, the Company will make appropriate revisions to MD&A. The Company believes that its demonstrated growth in sales and earnings, the recent decision to execute on plans for an initial public offering coupled with pricing metrics of public companies that may be considered peers in the healthcare market as well as the performance of the equity markets overall are all substantial factors that contribute to pricing differences between private and public companies. Ultimately, pricing will be determined by current market conditions.

Valuation of Deferred Tax Assets, page 44

20.

We note your disclosure regarding the fact that during the third quarter of 2011, you determined that it would be more likely than not that the cumulative net operating loss and other deferred tax benefits would be recoverable by you, which resulted in the recognition of a previously unrecognized tax benefit of $31 million at March 31, 2011. Your current disclosure regarding the reasons for this substantial change is vague. Please expand your discussion to include the significant assumptions and/or judgments made by management in determining that a valuation allowance was no longer required. As part of your response to us, please provide us with your analysis of the positive and negative evidence evaluated by management which lead you to conclude that it would be more likely than not that tax benefits would be recoverable. Your response to us should include specific and quantifiable considerations of recent history and future profitability to your business. We may have further comment upon reviewing your response.

In response to the Staff’s comment, the Company has expanded the disclosure. Please refer to page 47 of Amendment No. 1.

Business, page 45

21.

Please briefly describe cloud-based and premise-based models, as well as briefly describe the differences between the two.

In response to the Staff’s comment, the Company has revised the disclosure to expand on this distinction. Please refer to page 48 of Amendment No. 1.

Industry Overview, page 46

22.

We note your reference to a 2008 statistic provided by the U.S. Centers for Disease Control and Prevention. Please either update the reference to a more recent date or delete that reference or advise.

In response to the Staff’s comment, the Company has revised the disclosure to include an updated statistic. Please refer to page 49 of Amendment No. 1.

U.S. Securities and Exchange Commission

August 26, 2011

23.

Please substantiate to us the estimate that the current market for your solutions and services is $33 billion along with the other market estimates in the same paragraph.

The estimates of the market size for the Company’s products and services were calculated using combinations of the Company’s internal data, including as to the providers who use its products and the varying pricing structures of its products, and industry research reports from various sources. The calculation methodology is described in detail in Part A of the Supplemental Binder. Each external source from which data was used in the calculations is also included in the Supplemental Binder. In some cases, the calculations include reasonable assumptions about the data used, which are, in each case, disclosed and explained in Part A of the Supplemental Binder.

The Company calculated the dollar value of the total market for Greenway’s products and services by aggregating the markets of each of its individual products and services. The dollar value of each of those was calculated by estimating the overall market in the United States for each particular product and service and applying the Company’s applicable pricing structure to each such product/service. Each of those calculations is described, and any external source data used is provided, in Part A of the Supplemental Binder.

24.

Please also balance the disclosure in that paragraph to indicate that there is no guarantee that the physicians or practices that currently do not implement EHR technology will chose to implement your products. Similarly revise under “Overview,” at page 2.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to pages 2 and 49 of Amendment No. 1.

Our Products and Services, page 53

25.

In the last paragraph of this section, please replace the word “unique,” or support its usage to us on a supplemental basis.

In response to the Staff’s comment, the Company has removed the word “unique” from the disclosure.

Sales and Management, page 54

26.

Please disclose the material terms of your agreement with Walgreens. Please also explain the nature of the “relationship” you have developed with McGraw-Hill.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 58 of Amendment No. 1. The Company also respectfully advises the Staff that it will file the Walgreens agreement (subject to a confidential treatment request) as a material contract exhibit to the Registration Statement.

27.

Refer to the last paragraph of this section. Please explain how your work related to the advancement of critical industry initiatives has impacted the development of your business.

U.S. Securities and Exchange Commission

August 26, 2011

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 58 of Amendment No. 1.

Facilities, page 60

28.

Please tell us, with a view toward revised disclosure here and in the Use of Proceeds section, if you intend to use any of the proceeds of this offering to finance the construction of a new corporate headquarters.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 26 and 63 of Amendment No. 1.

Corporate Information, page 60

29.

Please revise this section or add a new section to discuss the Reincorporation and the conversion of the Series A and Series B Preferred Stock into common stock. In particular, please discuss the company’s current equity structure and how it will change through these events, including how outstanding warrants and common stock will be treated. Please also disclose the material terms of the Series A and Series B Preferred Stock and any other information necessary to understand the mechanics of the conversion.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 63 of Amendment No. 1.

Management and Board of Directors, page 61

Our Board of Directors, page 63

30.

We note that the members of the company’s board of directors were elected pursuant to the terms of the Voting Agreement. Please file the agreement as an exhibit to the registration statement.

The Company has filed the Voting Agreement as an exhibit to Amendment No. 1.

Director Compensation, page 66

31.

With respect to the option awards reported, clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis. Refer to the Instruction to Item 402(k) of Regulation S-K.

Similarly revise for option awards in the Summary Compensation Table at page 75. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 70 and 79 of Amendment No. 1.

U.S. Securities and Exchange Commission

August 26, 2011

Annual Cash Incentives, page 68

32.

We note your disclosure regarding the three primary components of the 2011 Incentive Bonus Plan. Please provide the sales booking targets, the revenue targets and the EBITDA targets as well as the actual results achieved or advise. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

In response to the Staff’s comment, the Company has revised the disclosure to include a discussion of the difficulty of achieving the specific targets. Please refer to page 72 of Amendment No. 1. In addition, the Company respectfully submits to the Staff that the sales bookings, revenue targets, and EBITDA targets established for the Company’s annual bonus plan constitute confidential commercial and financial information that, if disclosed, would cause substantial competitive harm to the Company. The Company’s bonus plan performance targets are established to challenge management by setting goals that, while achievable, require superior performance, and that are consistent with its budgeted financial goals. These targets are established to motivate management to achieve results that are deemed to be in the best interest of the Company and its stockholders and to tie their interest to our meeting and exceeding our established financial goals. As long as the target remains internal and protected from public disclosure, the Company will be able to set challenging targets without the associated risk that the failure to achieve these targets could be used by the Company’s competitors to portray the Company’s performance inaccurately. Disclosure of the targets, and the public perception if this target was not achieved, will cause competitive harm to the Company by enabling its competitors to: (1) gain insight into the Company’s business plans and forecasts, (2) impede the Company’s ability to attract and retain key employees, and (3) mischaracterize the implication of any failure to meet the performance targets. The Company operates in a competitive arena and believes that its strategic planning process, the attraction and retention of executives and other key employees, and (upon its becoming a public company), the timely and accurate disclosure of its financial performance are all highly important to its success.

First, by disclosing these targets the Company would give its competitors information about its forecasts for its business performance over time. Even if the Company’s disclosure explains that the performance targets are designed to motivate performance and should not be viewed as guidance for company performance, the relative changes in targets over time would indicate how we forecast that our business will change over time. For instance, rapidly increasing targets could indicate to competitors that we foresee significant growth for its business or that the Company intends to expand its business or possibly make an acquisition. In the environment in which the Company operates, competitors could use this information to adjust their own business plans and strategies in response to information that is implicit in the Company’s targets.

U.S. Securities and Exchange Commission

August 26, 2011

Second, in the competitive environment in which the Company operates, the importance and effects of advantages (or disadvantages) in recruiting and retention is magnified. The Company treats its compensation targets and goals as confidential since competitors could exploit this information in the development of their own recruiting and retention strategies to the prejudice of the Company. Disclosure of the Company’s performance targets would augment its competitors’ ability to recruit executives and other key employees of the Company. By knowing the performance targets the Company sets from year to year for annual cash incentive bonuses, competitors could use data disclosed from prior years to closely approximate target information for the current fiscal year and evaluate the likelihood that a given employee will receive his or her bonus, and possibly the amount of such bonus. When a competitor determines that the Company is unlikely to pay its annual bonus or will pay reduced bonuses, competitors may increase their recruiting efforts and can use their views on this issue in recruiting conversations with the Company’s employees. Competitors may also use the Company’s performance targets to thwart the Company’s efforts to recruit employees. Armed with this information, competitors can mischaracterize the actual targets as unrealistic and unlikely to be achieved or more difficult to achieve than the competitor’s applicable criteria used for similar annual cash incentive bonus programs. In the event the target is not achieved, competitors may mischaracterize the failure as an indication of the Company’s financial well-being.

Finally, if the Company is required to disclose its targets, the Company believes there is risk that these targets will become the de facto targets against which potential investors will measure its performance. As a direct result of disclosing the Company’s targets, the Company will effectively be providing information to the market that will be perceived or treated as guidance regarding its expected financial performance whether the targets are based on the Company’s budgeted performance or are established as “stretch” goals for exceeding the Company’s budgeted performance. Whether it is intended or not, these targets if not achieved will be negatively perceived and inappropriately used by the Company’s competitors as an indication of its poor performance. Comparisons between the Company’s targets and the Company’s actual results could also lead customers or suppliers to conclude that the Company’s performance was weak, and thereby lessen their willingness to do business with the Company on as favorable terms as they would if they perceived that its performance was strong. As a result, the Company could be placed in the position of not being able to challenge management through a compensation system that establishes financial performance targets other than those that are easily attainable.

Principal and Selling Stockholders, page 80

33.

For each of the listed stockholders, please identify the natural person(s) who has voting or investment control over the company’s securities that the entity owns.

The process of identifying which current stockholders will sell in the offering is ongoing, and the Company does not yet have confirmation of the selling stockholders. The Company confirms that upon final determination of the identity of the selling stockholders, it will provide the requested information in an amendment to the Registration Statement.

U.S. Securities and Exchange Commission

August 26, 2011

34.

Please briefly describe the transaction from which the selling stockholders originally received the shares they are offering for resale. For example, please identify which shares of common stock are attributable to the anticipated conversion of Series A and Series B Preferred Stock.

The process of identifying which current stockholders will sell in the offering is ongoing, and the Company does not yet have confirmation of the selling stockholders. The Company confirms that upon final determination of the identity of the selling stockholders, it will provide the requested information in an amendment to the Registration Statement.

35.

Please advise whether any of the selling stockholders are broker dealers or affiliates of broker dealers.

The process of identifying which current stockholders will sell in the offering is ongoing, and the Company does not yet have confirmation of the selling stockholders. The Company confirms that upon final determination of the identity of the selling stockholders, it will provide the requested information in an amendment to the Registration Statement.

Certain Relationships and Related Party Transactions, page 82

36.

We note the reference to elections based on the allocation of cash or shares for the preferred stockholders. Please expand upon the disclosure regarding what election options are available to the holders. Please also explain the conversion ratio for Series A and Series B Preferred Shares and clarify whether or not it is an automatic conversion.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 86 of Amendment No. 1.

Description of Capital Stock, page 85

37.

Please delete the reference to this summary not being complete. Also, it is inappropriate to qualify the summary by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise your reference to “the provisions of applicable law” accordingly.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 89 of Amendment No. 1.

General, page 85

38.

We note the reference to the “shares registered pursuant to the registration statement.” Please confirm your understanding that you are registering an offering of shares and not a class of shares pursuant to the registration statement. Please also revise your disclosure accordingly.

The Company confirms it is registering an offering of shares and not a class of shares pursuant to the Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 89 of Amendment No. 1.

Underwriting, page 96

U.S. Securities and Exchange Commission

August 26, 2011

39.

Please revise to indicate whether the underwriters are purchasing from the selling stockholders or advise.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 100 of Amendment No. 1.

40.

Please revise to indicate that the selling stockholders “may be deemed” to be underwriters.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 100 of Amendment No. 1.

41.

Refer to the second to last paragraph on page 99. Please name the underwriters and affiliates that have provided services in the past or advise.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 103 of Amendment No. 1.

Directed Share Program, page 99

42.

Please revise to clarify what you mean by “others persons selected by us.”

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page 7 and 103 of Amendment No. 1.

Balance Sheet, page F-3

43.

We note that simultaneously with the closing of the offering all outstanding shares of your Series A and Series B preferred stock will convert into common stock and that each preferred stockholder will receive a liquidation preference payment. Please note that if terms of outstanding equity securities will change subsequent to the date of the latest balance sheet and the new terms result in a material reduction of permanent equity or, if redemption of a material amount of equity securities will occur in conjunction with the offering, the filing should include a pro forma balance sheet (excluding effects of offering proceeds) presented alongside of the historical balance sheet giving effect to the change in capitalization. Please revise accordingly.

The Company acknowledges the Staff’s comment. Please note, however, that this information cannot be completed until the Company knows the price range and later the offering price per share as well as stockholder elections with respect to preferred stock payments in cash or stock. The Company confirms that upon confirmation of the necessary information, it will include the requested pro forma balance sheet.

Statements of Operations, page F-4

44.

We note from your disclosure on page 33 that system sales include implementation and training services. Generally, service revenue should be presented separately from product revenue on the face of the statements of operations. If revenue from such services represents 10% or more of total revenue please revise your statements of operations to separately state such amounts or

U.S. Securities and Exchange Commission

August 26, 2011

advise us why you believe your presentation is appropriate. Refer to Rule 5-03 of Regulation S-X.

In response to the above comment, the Company notes for the Staff’s consideration that the Company believes that inclusion of implementation and training services with the related system sales is informative to the user of the financial statement. System sales and the related implementation and training are one-time in nature as distinguished from the Company’s software support services and electronic data interchange and business services which are based on renewable contracts and are therefore recurring in nature. In that regard, the system-related services are analogous to product sales. While these services are not required for usability of the application, they complement the provider’s ability to configure the application to fit their individual workflow preferences to achieve greater efficiency in their practice.

Further, like a product sale, system-related services are offered and frequently sold separately. For example, as a practice experiences growth or turnover in its staff, training is often sought and is available in a variety of formats, including on-premise, self-study, on-line webinars or group conferences both at the Company’s training center and in other geographical locations. Thus, these training “products,” separately priced and provided, serve to facilitate the orientation of a practice’s new staff members or to augment the career development of existing staff members who may be taking on new responsibilities and desire to enhance their skills by taking advantage of one or more of the Company’s training offerings.

The Company believes that expanded footnote disclosure in Amendment No. 1 of the nature of implementation and training services that complement the system sale, including footnote disclosure of the aggregate amounts of such services in each reporting period would be beneficial to the users of the Company’s financial statements and comply with the intent of Rule 5-03. Please refer to page F-10 of Amendment No. 1.

Notes to the Consolidated Financial Statements

45.

We note from your disclosure on page 26 that your existing credit facility prohibits the payment of cash dividends. In this regard, please revise your notes to the financial statements to describe this and any other restrictions which limit the payment of dividends, including the source(s) of the restrictions, their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page F-16 of Amendment No. 1.

Note 2. Summary of Significant Accounting Policies, page F-7

Software Development Costs, page F-8

46.

Please expand your disclosure to describe the activities that have been completed for you to conclude that technological feasibility has been established.

U.S. Securities and Exchange Commission

August 26, 2011

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page F-8 of Amendment No. 1.

47.

Furthermore, your disclosure indicates that as of June 30, 2010, none of the related projects have been released to market, and as such, no amortization has been recorded. As capitalized software costs have continued to increase during the nine month period ended March 31, 2011, please tell us when amortization of such software costs is expected to commence (e.g. general release to customers). We may have further comment upon reviewing your response.

In response to the Staff’s comment, the Company notes for the Staff’s consideration that there are a number of projects comprising the aggregate of capitalized software development costs, several of which products were released to be marketed in the 4th quarter of 2011. As of June 30, 2011, approximately $149,000 for amortization of such costs has been recorded and the Company has included the disclosure. Please refer to page F-9 of Amendment No. 1.

Revenue Recognition, page F-9

48.

We note that vendor-specific objective evidence (“VSOE”) of your PCS and outsourcing services is based on the price the customer is required to pay for the services when sold separately via renewals. Please tell us if VSOE is based on the stated renewal rate approach (ASC 605-25-67) and, if so, tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates as a percentage of the contractual license fees and tell us the percentage of your customers that renew at the stated rates. Alternatively, if VSOE is based on the stand-alone sales approach (ASC 605-25-6), then provide the volume and range of stand-alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.). If your analysis is based on a bell-shaped-curve approach, please tell us the percentage of stand-alone sales that fall within a narrow range of the median price.

In response to the Staff’s comment, the Company notes for the Staff’s consideration that it determines VSOE for PCS and outsourced services upon the price the customer is required to pay upon renewals which the Company considers substantive as described below.

PCS pricing is a function (22%) of the underlying perpetual license price across essentially all customer types and regions. There are some limited circumstances (such as one-provider practices, for example) where the Company applies a minimum monthly PCS amount that causes PCS to exceed 22% of the license but these are infrequent and not material. Competitive issues come into play at the initial sale and are dealt with primarily in pricing the license. Since PCS is a function of the license, the 22% rate is adjusted in tandem with any license discount. Upon renewal this pricing is carried forward and subject to annual adjustment for changes in the Consumer Price Index. Inasmuch as the Company’s solution is a fully-integrated clinical, financial and administrative application upon which its providers rely, providers are motivated to renew to receive updates critical for efficiency and effectiveness in their practices. The Company has a 12-year track record of providing PrimeSUITE to providers and in this time period, 100% of its providers renewed PCS in accordance with contractual terms and amounts.

U.S. Securities and Exchange Commission

August 26, 2011

Outsourced services are comprised primarily of electronic processing of claims, statements and eligibility offered to the Company’s providers in concert with several third parties as part of their initial contract. The Company purchases these services on behalf of its providers; and facilitates implementation in concert with its implementation of PrimeSUITE to maintain quality control and provides support as part of its overall PCS to its providers. Pricing of the transactions processed is established based on an underlying cost from the third party, generally per provider, and is structured to maintain an acceptable margin for the Company.

Outsourced services are priced at the inception of the provision of such services based on the charges in place from the third party vendor at the time. These charges are modified from time-to-time based on the Company’s contractual arrangements with the third party vendor which would be reflected in the provider’s pricing and since pricing is based per provider, is also modified as adjustments are made to the number of providers in a practice which could occur at any point. The Company’s customers renew outsourced services in accordance with contractual terms and amounts and substantially all of the Company’s customers utilize outsourced services on this basis.

The Company believes that the foregoing provides a sound basis for establishment of VSOE consistent with ASC 605-25-67.

49.

Additionally, we note that VSOE of training services is based on stand-alone sales. Please describe your analysis performed under ASC 605-25-6 in similar detail as we requested above for your maintenance services.

The Company provides training and deployment services for its products in several ways; on-premise training in conjunction with implementation of PrimeSUITE or other software products, self-study or on-line webinars on specific subjects or group conferences conducted at either the Company’s location or other sites. Included in the scope of training and deployment is work-flow consulting. Work-flow consulting enables a practice to achieve more efficiency in their practice by configuring their technology solution, to their preferred workflows and post-implementation monitoring to help assure the practice that they are achieving their objectives for their technology solution. Training is not required for usability of the technology solution, and providers consume the amount of training they desire based on a number of factors specific to the practice and the experience of its staff. While training and deployment is typically purchased in concert with implementation of PrimeSUITE or other of the Company’s software products, providers purchase such services post-implementation to accommodate changes in staffing needs, for example turn-over or when a staff member is assuming new responsibilities.

The Company provides training and deployment services on an hourly basis, plus travel costs. The Company offers volume pricing for group conferences, for larger practices and, most recently, in the case of practices affiliated with Regional Extension Centers, newly-organized governmental agencies formed under the auspices of the HITECH Act to bring electronic health record technology to smaller practices. The Company seeks to have its average hourly rate at a level that provides an acceptable margin while being competitive in the marketplace. The hourly rate pricing is consistent across all regions and all customer types irrespective of whether the

U.S. Securities and Exchange Commission

August 26, 2011

training is delivered concurrent with initial implementation or purchased afterward. The Company delivered more than 110,000 hours of training services in 2011. The Company believes that the ability of each practice to choose the amount of training they desire coupled with the fact that approximately 10% of the Company’s training services are purchased after initial implementation of a solution is substantive to establish that stand-alone sales provide VSOE.

The Company believes the foregoing supports VSOE for its training and deployment consistent with ASC 605-25-6.

Note 13. Contingencies, page F-22

50.

We note your disclosure that the Company is, in the routine operation of its business, subject to litigation, claims, assessments and various other legal matters. In the opinion of management, none of these matters are expected to result in a settlement or judgment having a material adverse effect on the Company’s financial position or results of operations. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20- 30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your understanding of this matter and revise your disclosures as applicable to comply with the requirements of ASC
450-20-50-4.

In response to the Staff’s comment, the Company confirms its understanding of the requirements of ASC 450-20-50-4 and has revised its disclosure as applicable.

Short-term Investments, page F-26

51.

In light of the materiality of the balance of available-for-sale securities, please provide the information required by ASC 320-10-50, as applicable.

In response to the Staff’s comment, the Company has revised the applicable disclosure. Please refer to pages F-7, F-12 and F-15 of Amendment No. 1.

Note 4. Property and Equipment, Page F-32

52.

Reference is made to your disclosure regarding certain acquired technology and intellectual property in exchange for cash and 50,000 shares of common stock. Please tell us and expand your disclosure to indicate how the fair value of such shares was determined. It appears that value of such shares of $260,000 (total consideration less cash portion) or $5.20 per share was less than the fair value of common stock disclosed elsewhere in your document. Additionally, please revise your disclosure to indicate the method used to amortize such assets, as it does not appear to be based on a straight lined basis.

In response to the Staff’s comment, the Company has revised the applicable disclosure. Please refer to page F-15 of Amendment No. 1. The Company notes for the Staff’s

U.S. Securities and Exchange Commission

August 26, 2011

consideration that the fair value of the shares issued was based on terms of the agreement with the seller which stipulated $8.00 per share as reflected in the Statement of Changes in Convertible Preferred and Shareholders’ Deficit. Aggregate consideration of $974,000 was based on an appraisal and included effect of certain adjustments to the cash portion of the purchase price as contemplated by the purchase agreement. The obligation for the cash portion of the purchase price has also been discounted to provide for estimated interest over the payment term and the carrying value reflects reductions based on sales of the Company’s products which incorporate this technology. The amount originally reflected for aggregate consideration was erroneously reflected as net of accumulated amortization. The Company regrets and has corrected this oversight. Amortization is based on the straight-line method over a three-year life commencing from the date at which the acquired technology was integrated into the Company’s product and offered for sale.

Item 15. Recent sales of unregistered securities, page II-2

53.

For the shares not sold for cash, please state the aggregate amount of consideration received by you. Refer to Item 701(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page II-2 of Amendment No. 1.

54.

Reference is made to your statement that you have granted options to purchase 987,851 shares of common stock in the past three fiscal years. Please reconcile this statement to the amounts disclosed in the notes to your consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure. Please refer to page II-2 of Amendment No. 1.

Exhibit 10.6

55.

Please refile the credit agreement in its entirety, including all schedules and exhibits.

The Company has refiled the credit agreement, including all schedules and exhibits as an exhibit to Amendment No. 1.

Other

56.

The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

The Company confirms that the financial statements will be updated as necessary to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

57.

Please provide currently dated consents from the independent public accountants in any future amendments.

U.S. Securities and Exchange Commission

August 26, 2011

The Company confirms it will provide currently dated consents from Grant Thornton LLP, its independent public accountants, in all future amendments.

****************

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at 404-815-2227.

Very truly yours,

/s/ Reinaldo Pascual

Reinaldo Pascual

of PAUL HASTINGS LLP

RP:mr

Attachments

cc:

Effie Simpson – SEC

Jean Yu – SEC

Susan Block – SEC